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             SECURITIES UNITED STATES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (Amendment No. 1)*

                           Telemundo Group, Inc.
- --------------------------------------------------------------------------
                             (Name of Issuer)

  Series A Common Stock, $0.01 Par                  87943M306
               Value
- -----------------------------------   -----------------------------------
(Title of Class of Securities)        (CUSIP Number)

                           Dennis J. Block, Esq.
                          Weil, Gotshal & Manges
                             767 Fifth Avenue
                           New York, N.Y.  10153
                              (212) 310-8000
- --------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                              March 14, 1995
- --------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement  [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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 CUSIP No. 87943M306                     13D


     1     NAME OF REPORTING PERSON:    Nugget Partners, L.P.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:* WC; OO (See response to item 3)
                                     ---

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

     6     CITIZENSHIP OR PLACE OF      New Jersey
           ORGANIZATION:

                  7   SOLE VOTING POWER:       540,030 shares
    NUMBER OF                                  (See response to Item 5)
     SHARES                                     ---
  BENEFICIALLY    8   SHARED VOTING POWER:     None
    OWNED BY                                   (See response to Item 5)
      EACH                                      ---
    REPORTING     9   SOLE DISPOSITIVE POWER:  540,030 shares
   PERSON WITH                                 (See response to Item 5)
                                                ---
                 10   SHARED DISPOSITIVE       None
                      POWER:                   (See response to Item 5)
                                                ---

    11     AGGREGATE AMOUNT BENEFICIALLY       540,030 shares
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  12.3%

    14     TYPE OF REPORTING PERSON:*   PN


 *  SEE INSTRUCTIONS BEFORE FILLING OUT!
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               This statement amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 24, 1995, by Nugget Partners, L.P., a New Jersey limited partnership whose sole general partner is Arthur M. Goldberg ("Nugget"), with respect to its ownership of Series A Common Stock, par value $0.01 per share (the "Series A Stock"), of Telemundo Group, Inc., a Delaware corporation (the "Issuer").


     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

               Item 3 is hereby amended and supplemented by the addition of the following information:

               Since February 24, 1995, the date of Nugget's most recent and initial filing on Schedule 13D, Nugget purchased a total of 50,000 shares of Series A Stock for a total consideration of $448,906.25, excluding brokerage commissions. Such purchases were made using Nugget's partnership working capital funds and margin borrowings through an account at Jefferies & Company, Inc..


     Item 4.   Purpose of Transaction.
               ----------------------

               Item 4 is hereby amended and supplemented by the addition of the following information:

               Pursuant to the Issuer's Restated Certificate of
     Incorporation, Arthur M. Goldberg has been designated as a Series A Director of the Issuer and Mr. Goldberg will be a member of the Issuer's Board of Directors.


     Item 5.   Interest in Securities of the Issuer
               ------------------------------------

               Item 5 is hereby amended and supplemented by the addition of the following information:

               (a)  Items 7 through 11 and 13 of the cover page of this
     Schedule 13D which relate to the beneficial ownership of Series A Stock of the Issuer by Nugget are hereby incorporated by reference in this response.

               As of March 16, 1995, Nugget directly owned 540,030 shares of Series A Stock, constituting approximately 12.3% of the outstanding shares of Series A Stock. Such percentage is based upon 4,388,394 shares of Series A Stock outstanding as of











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     December 30, 1994, as described in the Issuer's Current Report on Form
     8-K dated December 30, 1994, as filed with the Commission.

               As a result of Mr. Goldberg being the sole general partner of Nugget, Mr. Goldberg may be deemed the beneficial owner (as defined in Rule 13d-3 promulgated by the Commission under the Securities Exchange Act of 1934, as amended) of the shares of Series A Stock directly owned by Nugget. Accordingly, Mr. Goldberg may be deemed to be the beneficial owner of 540,030 shares of Series A Stock, constituting approximately 12.3% of the outstanding shares of Series A Stock based upon 4,388,394 shares of Series A Stock outstanding as of December 30, 1994.

               (b) Items 7 through 10 of the cover pages of this Schedule 13D which relate to Nugget's voting and dispositive power with respect to the shares of Series A Stock which it directly beneficially owns are hereby incorporated by reference in this response.

               (c) Since February 24, 1995, the date of Nugget's most recent and initial filing on Schedule 13D, Nugget has effected the following purchases of the Series A Stock on The Nasdaq Stock Market:



                                                     Price
                     Date           Shares         Per Share
                     ----           ------         ---------
                  3/01/95           7,000            8.3125
                  3/03/95           5,000            8.2500
                  3/03/95           5,000            8.2500
                  3/13/95           5,000            9.1250
                  3/13/95           5,000            9.1250
                  3/13/95           3,000            9.1250
                  3/13/95           7,000            9.1350
                  3/14/95           2,500            9.1250
                  3/14/95          12,500            9.5625



          Neither Nugget nor Mr. Goldberg has effected any other transaction in the Series A Stock since February 24, 1995.

               (d)  Not applicable.

               (e)  Not applicable.























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                                    SIGNATURE
                                    ----------

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  March 16, 1995


                                   NUGGET PARTNERS, L.P.


                                   By: /s/ Arthur M. Goldberg
                                      ---------------------------
                                      Arthur M. Goldberg
                                      General Partner